

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

December 23, 2016

<u>Via E-mail</u>
Fernando Leonzo
Chief Executive Officer
Hispanica International Delights of America, Inc.
575 Lexington Ave, 4th Floor
New York, NY 10022

> **Re: Hispanica International Delights of America, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 7, 2016**
> **File No. 333-214953**

Dear Mr. Leonzo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Richard Weintraub, Esq.
          Weintraub Law Group